Exhibit 3.1

AMENDMENT TO THE BYLAWS
OF CLECO CORPORATION

On January 28, 2011, the Company’s Board of Directors amended the Company’s Bylaws by inserting the following sentence at the end of Article II, Section 10 of the Company’s Bylaws:

“As used in these bylaws, the terms “shares entitled to vote” and “votes entitled to be cast” shall mean (i) if a record date has been fixed for such meeting of shareholders, shares (or the votes related to such shares) of capital stock of the Corporation, which class or series of capital stock have the right to vote on such matter pursuant to the provisions of the articles of incorporation of the Corporation, outstanding as of the record date, or (ii) if a record date has not been fixed for such meeting of shareholders, shares (or the votes related to such shares) of capital stock of the Corporation, which class or series of capital stock have the right to vote on such matter pursuant to the provisions of the articles of incorporation of the Corporation, outstanding on the date of such meeting.”